Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

The following is a press release issued by Apollo Commercial Real Estate Finance, Inc.:

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC. ANNOUNCES PURCHASE

PRICE INFORMATION IN CONNECTION WITH THE ACQUISITION OF

APOLLO RESIDENTIAL MORTGAGE, INC.

New York, NY, July 26, 2016 – Apollo Commercial Real Estate Finance, Inc. (“ARI”) (NYSE:ARI) and Apollo Residential Mortgage, Inc. (“AMTG”) (NYSE:AMTG) today announced the aggregate consideration to be paid in connection with the acquisition of AMTG by ARI, which values AMTG as of July 22, 2016 (the “Pricing Date”) at approximately $13.83 per share of common stock. The value of the consideration as of the Pricing Date represents a premium of approximately 36% to the closing price of AMTG’s shares of common stock on February 25, 2016, the day prior to the announcement of the transaction.

AMTG common stockholders will receive 0.417571 shares of ARI common stock per each share of AMTG common stock and approximately $6.86 per share in cash, based upon AMTG’s book value per share of common stock on the Pricing Date of $15.52. The total per share consideration to be paid for each share of AMTG common stock, and the total aggregate consideration to be paid by ARI for AMTG, is subject to change based on changes in trading price of ARI common stock through the closing of the transaction.

The transaction is subject to customary closing conditions, including the approval of the transaction by the holders of at least a majority of (i) the outstanding shares of AMTG common stock and (ii) the outstanding shares of AMTG common stock beneficially owned by persons unaffiliated with Apollo Global Management, LLC as of July 12, 2016. A special meeting of AMTG stockholders will be held on August 24, 2016 at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York, 10022, commencing at 9:00 a.m., local time, in order to consider the proposals in connection with the acquisition.

Additional information for AMTG Stockholders

In connection with the proposed transaction, the parties filed relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 filed on July 25, 2016, that contains a joint proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders beginning on July 27, 2016. The Form S-4, including the prospectus and proxy statement, and other relevant materials filed by ARI and AMTG with the SEC may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com, and copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

AMTG and its directors, executive officers and certain other members of management and employees of AMTG may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the proposed transaction. Stockholders can find information about AMTG and its directors and executive officers and their ownership of AMTG’s common stock in AMTG’s annual report on Form 10-K for the fiscal year ended December 31, 2015. Additional information regarding the participants and description of their interests, by security holdings or otherwise, is contained in the Form S-4 and the proxy statement/prospectus regarding the merger transaction filed by ARI with the SEC on July 25, 2016. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and AMTG’s website at www.apolloresidentialmortgage.com.

About Apollo Commercial Real Estate Finance, Inc.

Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) is a real estate investment trust that primarily originates, invests in, acquires and manages performing commercial real estate first mortgage loans, subordinate financings, commercial mortgage-backed securities and other commercial real estate-related debt investments. ARI is externally managed and advised by ACREFI Management, LLC, a Delaware limited liability company and an indirect subsidiary of Apollo Global Management, LLC, a leading global alternative investment manager with approximately $172.5 billion of assets under management at March 31, 2016.

Additional information can be found on ARI’s website at www.apolloreit.com.

About Apollo Residential Mortgage, Inc.

Apollo Residential Mortgage, Inc. is a real estate investment trust that invests in and manages residential mortgage-backed securities and other residential mortgage assets throughout the United States. AMTG is externally managed and advised by ARM Manager, LLC, a Delaware limited liability company and an indirect subsidiary of Apollo Global Management, LLC (NYSE:APO), a leading global alternative investment manager with approximately $172.5 billion of assets under management at March 31, 2016.

Additional information can be found on AMTG’s website at www.apolloresidentialmortgage.com.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and expectations regarding the closing of the mergers and related transactions. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the SEC. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

For investor inquiries, please contact:

Hilary Ginsberg

Investor Relations

(212) 822-0767

hmginsberg@apollolp.com

Additional Information and Where You Can Find It

In connection with the proposed transaction, the parties filed relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 filed on July 25, 2016, that contains a joint proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. The Form S-4, including the prospectus and proxy statement, and other relevant materials filed by ARI and AMTG with the SEC may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and expectations regarding the closing of the mergers and related transactions. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.